Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

January 26, 2021

Patrick Scott, Esq.

Christina Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File Nos.:	811-08090 and 333-251566
	Funds:	LVIP Delaware Diversified Income Fund, LVIP Delaware High Yield Fund, LVIP Delaware Limited-Term Diversified Income Fund, LVIP Delaware REIT Fund, LVIP Delaware SMID Cap Core Fund, LVIP Delaware U.S. Growth Fund, and LVIP Delaware Value Fund (each a “Fund”)

Dear Ms. Fettig and Mr. Scott:

This letter responds to your comments conveyed via phone on and January 13 and 15, 2021, to the Registrant’s registration statement on Form N-14 filed on December 22, 2020 pursuant to Rule 488(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)	The auditor consent references the Delaware VIP Trust. Please refer to the Lincoln Variable Insurance Products Trust.
A.	A revised consent has been filed with the amended N-14.
2)	In the response to the question “Why are the Reorganizations being proposed?”, provide more detail.
A.

The response is revised to add “Management of the Delaware Funds and the Acquiring Funds have concluded that the Delaware Funds could benefit from additional opportunities to build economies of scale after the Reorganizations.”

3)

In response to the question “Are there any significant differences between the advisory fee or total annual fund operating expenses of the Delaware Funds and their corresponding Acquiring Funds?” disclose that the advisory fees will be the same after the Reorganizations.

A.	The requested revision has been made.
4)	Where the proxy states that LIAC will bear all expenses of the Reorganizations as set forth in the Agreement, add “whether or not the Reorganizations are consummated.”
A.	The requested revision has been made.
5)	Disclose that each Acquiring Fund has similar or identical principal investment strategies to its corresponding Delaware Fund except for the LVIP Delaware U.S. Growth Fund.

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

A.	The requested revision has been made.
6)	In the fee tables on p. 3, confirm in correspondence that the fees represented represent current fees per item 3 of form N-14.
A.	Confirmed.
7)	Confirm the expiration date of the expense reimbursement discussed in the fee table footnotes.
A.	The disclosure has been revised to state that expenses will be capped at current levels for two years after closing of the Reorganizations.
8)	Confirm the data in the expense tables and examples is correct and consistent with the respective fund prospectuses.
A.	Confirmed.
9)	Confirm the expense example numbers for Delaware VIP Value Series.
A.	The expense example numbers have been revised.
10)	Confirm that you have reviewed “Dear CFO” item 1998-04 and will provide all applicable disclosure requirements related to the change in auditor in future filings.
A.	Confirmed.
11)	Confirm whether there are material valuation differences between any set of Acquiring and Acquired Fund that would cause an adjustment as of the Reorganization date.
A.	The capitalization table has been updated to disclose pro forma adjustments resulting from discrepancies in valuation of certain assets between the two fund complexes. A footnote explains:

Pro forma adjustments reflect the different valuation procedures of the Acquiring Funds and the Delaware Funds. Specifically, the Delaware Funds generally value a fixed income security based on the mean of the bid and ask prices for the security, while the Acquiring Funds generally value a fixed income security based on the bid price for the security. The Acquiring Funds’ valuation procedures (instead of the Delaware Funds’ valuation procedures) will be used to value the assets of each Delaware Fund for purposes of the Reorganization. In addition, the two sets of Funds use different vendors to provide data that is used in valuing securities. For the Delaware VIP Limited-Term Diversified Income Series Reorganization, this difference rounds down so has no effect on share price.

12)

If repositioning is expected in any Reorganization, disclose the percent of Acquired Fund portfolios that would be sold and disclose an estimate of the brokerage costs and any capital gains distributions that would be triggered.

A.	The requested revision has been made. We have added the following disclosure:

On or about the date of the Reorganization, approximately 67% of the Delaware VIP U.S. Growth Series’ portfolio will be liquidated and redeployed in accordance with the Acquiring Fund’s investment strategy. Lincoln will pay the costs of any portfolio repositioning, which is currently estimated to be approximately $86,400. The Delaware VIP U.S. Growth Series may also realize capital gains during this repositioning, which will not affect Contractholders because all shares are held in tax-deferred accounts and products.

13)	At the end of the tax disclosure section, disclose as relevant any capital loss carryforwards in the target fund and any limitations on use.
A.

We respectfully decline to implement this comment because capital loss carryforwards and any related limitation are not material to shareholders, as all funds involved in the Reorganizations are held exclusively through tax-deferred accounts and products.

14)	Briefly explain the difference between standard and service class shares.
A.	The requested revision has been made.
15)

In response to the question on why the Reorganizations are being proposed, explain what it means to have greater placement as investment options within Lincoln Financial Group’s suite of insurance products means and how it benefits investors.

A.	The disclosure has been revised to read:

In addition, the Acquiring Funds will become eligible for greater placement as investment options within Lincoln Financial Group’s suite of insurance products, which will make it easier for the Funds to attract new investors and additional

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

inflows. These opportunities may result in greater economies of scale for the Acquiring Funds as compared to the Delaware Funds, which will ultimately benefit shareholders.

16)	In response to the question on who will be managing the Funds if the Reorganization is approved, more prominently disclose that Delaware Fund Investment Advisers will do so.

A.	The requested revision has been made.

17)	Disclose that Jackson Square Partners is the unaffiliated sub-adviser of the Delaware VIP U.S. Growth Fund.

A.	The requested revision has been made.

18)	In response to the question of what will happen if shareholders of a Delaware Fund do not approve the Agreement, state whether any particular option is more likely.

A.	There has been no determination of which course of action is more likely.

19)	In the introduction, clarify which funds are acquiring funds and which are acquired.
A.	The following language has been added:

In each proposed Reorganization, the Delaware Fund will be the “target” or “acquired” fund and the corresponding Acquiring Fund will be the acquiring fund.

20)	On page 2, define the term “LVIP Fund.”

A.	The requested revision has been made.

21)	On page 3, include 1933 Act registration numbers as applicable when incorporating by reference.

A.	The requested revision has been made.

22)

Please include in the body of the document the comparison of the principal investment strategies, fundamental investment restrictions, and risks rather than referring shareholders to an Exhibit for this information.

A.	The comparison of the principal investment strategies, fundamental investment restrictions, and risks has been moved into the body of the document.

23)	Confirm that all fee tables reflect current fees and are consistent with Form N-1A requirements and that all pro forma fees are shown.

A.	Confirmed.

24)

In the narrative preceding the fee table, insert standard disclosures from insurance products regarding contract level fees not being included in fund fee tables, and state that if such fees were included, the fees shown would be higher.

A.	The requested revision has been made.

25)	In the footnotes to the fee table for the Limited Term Diversified Income Reorganization, remove the clause “effective upon the closing of the adoption.”

A.	The requested revision has been made.

26)	Disclose as relevant how broker non-votes are to be counted.

A.

There will be no broker non-votes at the meeting. Broker non-votes exist only where a single proxy contains both “routine” and “non-routine” proposals under NYSE Rule 452. The only proposal in the Registration Statement is “non-routine” under New York Stock Exchange (“NYSE”) Rule 452. Historically, brokers would vote on routine proposals and cross out the proposals on which they did not have voting discretion; the crossed out proposals would the broker non-votes. They would count as present at the meeting but would not count as votes for the relevant proposal, like an abstention. If, as here however, the only proposal at a meeting is non-routine,

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

there will be no broker discretionary voting on any proposal and, thus, there will be no broker non-votes present at the meeting.
27)	If liabilities related to recoupment are not discharged, disclose if they will survive the Reorganization.

A.	Liabilities related to recoupment will not survive the Reorganization.

28)	Carry comments through to all applicable sections of the Registration Statement.

A.	The Registration Statement will be revised accordingly.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Assistant General Counsel – Funds Management

Enclosures

cc: Ronald Holinsky, Esq.

Julie Vossler

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